UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METALDYNE PERFORMANCE GROUP INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

59116R107

(CUSIP Number)

American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, Michigan 48211-1198
Attn: David E. Barnes
(313) 758-2000

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attn: Scott Petepiece
Daniel Litowitz
(212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 59116R107	Page 2 of 7 Pages

1		Names of Reporting Persons American Axle & Manufacturing Holdings, Inc. IRS Identification No.: 38-3161171
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 51,365,358*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,365,358*
11		Aggregate Amount Beneficially Owned by Each Reporting Person 51,365,358*
12	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 77%*
14		Type of Reporting Person (See Instructions) CO

*
As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreement (as defined in Item 3 below), based on 66,681,179 shares of MPG Common Stock (as defined in Item 1 below) outstanding as of November 1, 2016, as disclosed by the Issuer (as defined in Item 1 below) in its Form 10-Q filed with the SEC on November 3, 2016, the Reporting Person (as defined in Item 1 below) may be deemed to have beneficial ownership of 51,365,358 shares of MPG Common Stock, which is equal to approximately 77% of the issued and outstanding shares of MPG Common Stock as of November 1, 2016.  The Reporting Person expressly disclaims beneficial ownership of any shares of the MPG Common Stock covered by the Voting Agreement.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “MPG Common Stock”), issued by Metaldyne Performance Group Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at One Towne Square, Suite 550, Southfield, Michigan 48076.

Item 2. Identity and Background.

This Schedule 13D is being filed by American Axle & Manufacturing Holdings, Inc., a Delaware corporation (the “Reporting Person” or “AAM”).  AAM’s principal office is located at One Dauch Drive, Detroit, Michigan 48211-1198.  The principal business of AAM is manufacturing, engineering, designing and validating driveline and drivetrain systems and related components and modules, chassis systems, electric drive systems and metal-formed products for light trucks, sport utility vehicles, passenger cars, crossover vehicles and commercial vehicles.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of AAM that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, neither AAM nor, to the best of AAM’s knowledge, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 3, 2016, AAM, Alpha SPV I, Inc., a Delaware corporation and wholly-owned subsidiary of AAM (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions described in the Merger Agreement, merge with and into the Issuer (the “Merger”).  As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation in the Merger and a wholly-owned subsidiary of AAM (the “Surviving Corporation”).

Concurrently with the execution and delivery of the Merger Agreement, ASP MD Investco LP (the “Stockholder”) entered into a Voting Agreement with AAM, dated as of November 3, 2016 (the “Voting Agreement”), pursuant to which, among other things, the Stockholder agreed, subject to the terms and conditions of the Voting Agreement, to vote (a) 25,344,548 shares of MPG Common Stock (which shares constitute approximately 38% of the issued and outstanding shares of MPG Common Stock, based on 66,681,179 shares of MPG Common Stock outstanding as of November 1, 2016, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2016) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (b) all other shares of MPG Common Stock owned by the Stockholder in the same proportion  as the shares of MPG Common Stock not owned by the Stockholder are voted.  The Voting Agreement prohibits the Stockholder from selling, transferring, pledging, assigning or otherwise encumbering or disposing of any of the shares of MPG Common Stock owned by the Stockholder.

The Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger (the “Effective Time”), (b) the termination of the Merger Agreement, (c) the mutual written agreement of AAM and the Stockholder or (d) at the election of the Stockholder, following any amendment or modification of the Merger Agreement with respect to any terms of the Merger Consideration (as defined below) (including the allocation thereof between cash and stock), the conditions to the consummation of the Merger, the provisions of the Merger Agreement relating to the appointment of the three individuals (the “AS Designees”) designated by American Securities LLC, an affiliate of the Stockholder (“American Securities”), to the board of directors of AAM (the “AAM Board”), or any other change to the Merger Agreement that would have a materially adverse impact on the Stockholder.

Page 3 of 7 Pages

Shared voting power and shared dispositive power with respect to the shares of MPG Common Stock owned by the Stockholder may be deemed to have been acquired by AAM through execution of the Voting Agreement.  Neither AAM nor any person on AAM's behalf paid any consideration to the Stockholder in connection with the execution of the Voting Agreement.  The Stockholder will receive the same consideration per share of MPG Common Stock as other stockholders of the Issuer receive pursuant to the terms of the Merger Agreement.

The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement, listed as Exhibit 99.1 hereto, is incorporated by reference to Exhibit 2.1 to AAM’s Current Report on Form 8-K filed with the SEC on November 8, 2016.  A copy of the Voting Agreement, listed as Exhibit 99.2 hereto, is incorporated by reference to Exhibit 10.1 to AAM’s Current Report on Form 8-K filed with the SEC on November 8, 2016.

Item 4. Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

As described in Item 3 above, this Schedule 13D is being filed by AAM in connection with the Merger Agreement and the Voting Agreement.  The purpose of each of the Merger and the Merger Agreement is for AAM to acquire control of, and the entire equity interest in, the Issuer.  The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement, including the Merger.

At the Effective Time, (a) each share of MPG Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and converted automatically into the right to receive (i) $13.50 in cash, without interest, plus (ii) 0.5 of a share of common stock, par value $0.01 per share, of AAM (“AAM Common Stock”) ((i) and (ii) together, the “Merger Consideration”), (b) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation and (c) the Issuer will become a wholly-owned subsidiary of AAM.

In addition, all Issuer stock options, restricted stock awards and restricted stock units outstanding as of immediately prior to the Effective Time will be accelerated in full immediately prior to the Merger.  Holders of Issuer stock options will receive an amount in cash equal to the Merger Consideration less the per share exercise price on the applicable Issuer stock option (calculated based on the aggregate number of shares of MPG Common Stock that were issuable upon exercise of such Issuer stock option immediately prior to the Merger).  Holders of Issuer restricted stock will receive the Merger Consideration for each share of such restricted stock in the same manner as holders of outstanding shares of MPG Common Stock and holders of Issuer restricted stock units will receive the applicable Merger Consideration in an amount equal to the number of shares of MPG Common Stock underlying such restricted stock units.

Consummation of the Merger is subject to customary conditions, including (i) approval by the AAM stockholders of the issuance of shares of AAM Common Stock in connection with the Merger, (ii) adoption by the Issuer stockholders of the Merger Agreement, (iii) declaration of the effectiveness by the SEC of the Registration Statement on Form S-4 to be filed with the SEC by AAM in connection with the registration of the shares of AAM Common Stock to be issued in the Merger, (iv) approval for listing on the New York Stock Exchange the shares of AAM Common Stock to be issued in the Merger, (v) absence of any law or order (whether temporary, preliminary or permanent) prohibiting or making illegal the consummation of the Merger, (vi) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining antitrust and other regulatory approvals in certain other jurisdictions as set forth in the Merger Agreement, (vii) entry by the Stockholder and AAM into a stockholders agreement providing for certain rights and obligations of the Stockholder with respect to AAM and the shares of AAM Common Stock to be owned by the Stockholder following the consummation of the Merger, and (viii) the increase of the size of the AAM Board from eight to eleven directors and the appointment of the AS Designees to the AAM Board, effective as of the Effective Time.

Page 4 of 7 Pages

From and after the Effective Time and pursuant to the Merger Agreement, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation until their successors are duly elected and qualified, (ii) the individuals specified by AAM, after consultation with the Issuer, immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until their successors are duly elected and qualified, (iii) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time until amended in accordance therewith and applicable law and (iv) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until amended in accordance applicable law, the certificate of incorporation of the Surviving Corporation and such bylaws.

Promptly following the Effective Time, AAM intends to cause the MPG Common Stock to be (a) delisted from the New York Stock Exchange and (b) deregistered under the Act.  As a result, there will be no public market for such shares and the Issuer’s reporting obligations under the Act will be suspended and/or terminated.

Except as set forth in this Schedule 13D and in connection with the Merger described above, neither AAM nor, to the best of AAM’s knowledge, any of the persons listed in Annex A has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The responses of AAM to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b)  Other than those shares of MPG Common Stock that may be deemed to be beneficially owned by AAM in connection with the Voting Agreement, AAM has not acquired and does not beneficially own any shares of MPG Common Stock.  AAM is not entitled to any rights as a stockholder of the Issuer as to the shares of MPG Common Stock covered by the Voting Agreement.  This Schedule 13D shall not be construed as an admission by AAM that AAM is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any shares of MPG Common Stock.

Except as set forth in this Item 5, neither AAM nor, to the best of AAM’s knowledge, any of the persons listed in Annex A beneficially owns any shares of MPG Common Stock, has the right to acquire any shares of MPG Common Stock, has any power to vote or direct the vote of any shares of MPG Common Stock, or has any power to dispose or direct the disposition of any shares of MPG Common Stock.

(c)  Except as set forth in this Item 5, neither AAM nor, to the best of AAM’s knowledge, any of the persons listed in Annex A has effected any transactions in the shares of MPG Common Stock during the past sixty (60) days.

(d)  To the best of AAM’s knowledge, the Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of MPG Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated by reference in this Item 6 as if fully set forth herein.

Except as set forth in this Item 6, to the best of AAM’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among AAM or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of MPG Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 5 of 7 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1
Agreement and Plan of Merger, dated as of November 3, 2016, by and among American Axle & Manufacturing Holdings, Inc., Alpha SPV I, Inc. and Metaldyne Performance Group Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by American Axle & Manufacturing Holdings, Inc. with the SEC on November 8, 2016).

Exhibit 99.2
Voting Agreement, dated as of November 3, 2016, between American Axle & Manufacturing Holdings, Inc. and ASP MD Investco LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by American Axle & Manufacturing Holdings, Inc. with the SEC on November 8, 2016).

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 11, 2016	American Axle & Manufacturing Holdings, Inc.

	By:	/s/ David E. Barnes
David E. Barnes
General Counsel, Secretary & Chief
Compliance Officer

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF AAM

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of AAM.  Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at One Dauch Drive, Detroit, Michigan 48211-1198, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to AAM as described in AAM’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted
Directors
David C. Dauch	Chairman of the Board & Chief Executive Officer of AAM
Elizabeth A. Chappell	President and Chief Executive Officer of the Detroit Economic Club 211 Fort St., Suite 710, Detroit, MI 48226
William L. Kozyra	Chairman of the Board and Chief Executive Officer of TI Automotive Ltd. 2020 Taylor Road Auburn Hills, MI 48326
Peter D. Lyons	Partner and Co-Head of the Global Public Mergers & Acquisitions Group of Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave, 31st Floor, New York, NY 10022
James A. McCaslin	Retired
William P. Miller II	Head of Asset Allocation for the Saudi Arabian Investment Company Al Faisaliah Tower, 24th Floor, King Fahd Road, P.O. Box 19078, Riyadh 11435, Kingdom of Saudi Arabia
John F. Smith	Principal of Eagle Advisors LLC
Samuel Valenti III	Chairman and Chief Executive Officer of Valenti Capital LLC and World Capital Partners 39400 Woodward Ave., Suite 100, Bloomfield Hills, MI 48304

Executive Officers
David C. Dauch	Chairman of the Board & Chief Executive Officer
Michael K. Simonte	President
Timothy E. Bowes	Senior Vice President - Strategic & Business Development
Alberto L. Satine	President - Driveline
Norman Willemse	President - Metal Formed Products
Mark S. Barrett	Vice President - Engineering
Michael J. Bly	President - AAM Europe

David A. Culton	Vice President - Cost Engineering
Nigel J. Francis	Vice President - Advanced Engineering & Electrification Systems
Philip R. Guys	Vice President - Global Product Engineering
Donald L. Joseph	President - AAM Asia
Terri M. Kemp	Vice President - Human Resources
Michael J. Lynch	Vice President - Driveline Business Performance & Cost Management
Christopher J. May	Vice President & Chief Financial Officer
Allan R. Monich	Vice President - Global Quality, Warranty & AAM Operating Systems
Tolga I. Oal	President - AAM North America
John S. Sofia	Vice President - Global Program Management
Thomas J. Szymanski	Vice President - Driveline Manufacturing Services